UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                          (Amendment No. ____________)*


                              Laser Photonics, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    517903308
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                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|  Rule 13d-1(b)
   |X|  Rule 13d-1(c)
   |_|  Rule 13d-1(d)

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  517903308

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph E. Gallo
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              | 5  SOLE VOTING POWER
        NUMBER OF             |
         SHARES               |    1,037,943**
       BENEFICIALLY           |-------------------------------------------------
        OWNED BY              | 6  SHARED VOTING POWER
          EACH                |
        REPORTING             |    0
         PERSON               |-------------------------------------------------
          WITH                | 7  SOLE DISPOSITIVE POWER
                              |
                              |    1,037,943**
                              |-------------------------------------------------
                              | 8  SHARED DISPOSITIVE POWER
                              |
                              |    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,037,943**
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.5%
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12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


**Beneficial ownership based on Joseph E. Gallo's status as trustee with sole voting and dispositive power for shares owned by those certain trusts listed on Exhibit A attached hereto.

CUSIP No. 517903308


Item 1.


  (a)   Laser Photonics, Inc.

  (b) 2431 Impala Drive, Carlsbad, CA 92008


Item 2.


  (a)   Joseph E. Gallo

  (b) 600 Yosemite Blvd., Modesto, CA 95354-2760

  (c)   United States

  (d)   Common Stock, par value $0.01 per share

  (e)   517903308


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b)or Sections 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
      (b)  |_|  Bank as  defined  in  Section  3(a)(6) of the Act (15 U.S.C.
                78c);
      (c)  |_|  Insurance  Company as defined in Section 3(a)(19) of the Act
                (15 U.S.C. 78c);
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e)  |_|  An investment advisor in accordance with
                Section 240.13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);
      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)  |_| Group, in accordance with Section 240.13d-1(1)(ii)(J).

CUSIP No. 517903308

Item 4. Ownership.


(a)      1,037,943

(b)      10.5%

(c)(i)   1,037,943

(c)(ii)  -0-

(c)(iii) 1,037,943

(c)(iv)  -0-


Item 5. Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

Item 9. Notice of Dissolution of Group.

              Not Applicable.

Item 10.Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 517903308

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 May 13, 1999
                              --------------------------------------------------
                                                    (Date)


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Stephanie A. Gallo 1987 Non-Exempt Family Trust U/ART IV 12/16/87


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Ernest J. Gallo 1987 Non-Exempt Family Trust U/ART IV 12/16/87


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Joseph C. Gallo 1987 Non-Exempt Family Trust U/ART IV 12/16/87


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Stephanie A. Gallo 1990 Family Trust


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Ernest J. Gallo 1991 Family Trust


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Joseph C. Gallo 1994 Family Trust


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Descendents of Joseph E. Gallo Trust U/ART III 12/16/87


                              /s/ JOSEPH E. GALLO
                              --------------------------------------------------
                              Joseph E. Gallo, Trustee, Joseph & Ofelia
                              Gallo Community Property  Trust

                                    EXHIBIT A


Joseph E. Gallo, Trustee, Stephanie A. Gallo 1987 Non-Exempt Family Trust U/ART IV 12/16/87
Joseph E. Gallo, Trustee, Ernest J. Gallo 1987 Non-Exempt Family Trust U/ART IV 12/16/87
Joseph E. Gallo, Trustee, Joseph C. Gallo 1987 Non-Exempt Family Trust U/ART IV 12/16/87
Joseph E. Gallo, Trustee, Stephanie A. Gallo 1990 Family Trust
Joseph E. Gallo, Trustee, Ernest J. Gallo 1991 Family Trust
Joseph E. Gallo, Trustee, Joseph C. Gallo 1994 Family Trust
Joseph E. Gallo, Trustee, Descendents of Joseph E. Gallo Trust
U/ART III 12/16/87
Joseph E. Gallo, Trustee, Joseph & Ofelia Gallo Community Property Trust